Mail Stop 3561

August 18, 2006

Reed T. Buley, President
Slopestyle Corporation
111 Hughes Court
Wylie, TX 75225

   Re: **Slopestyle Corporation**
       Amendment No. 4 to Registration Statement on Form SB-1
       Filed August 10, 2006
       File No. 333-132082

Dear Mr. Buley:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 2

1. We have reviewed your response to comment 3 in our letter dated July 21, 2006 and the revisions to your disclosure. Please revise your statement of operations data to also include the six months ended June 30, 2005, the comparable period of the preceding fiscal year, rather than the twelve months ended December 31, 2005. Refer to Item 310(b) and 310(g) of Regulation S-B.

Dilution, page 7

2. We have reviewed your response to comment 4 in our letter dated July 21, 2006 and the revisions to your disclosure. Please also revise your dilution table on

Reed T. Buley
Slopestyle Corporation
August 18, 2006
Page 2

> page 8 to present book value and projected book value as of June 30, 2006 rather than December 31, 2005. Similarly revise the other table presented on page 8.

Capitalization, page 22

3. We have reviewed your response to comment 5 in our letter dated July 21, 2006 and the revisions to your disclosure. Please revise the first sentence of this section to indicate that the table sets forth your capitalization as of June 30, 2006 rather than March 31, 2006.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        FAX (214) 361-8244